                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       INTERNATIONAL TOTAL SERVICES, INC.
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    46049910
                      (CUSIP Number of Class of Securities)

                                Robert A. Weitzel
                               5005 Rockside Road
                            Independence, Ohio 44131
                                 (216) 642-4522

                                 with a copy to:

                             F. Ronald O'Keefe, Esq.
                             Hahn Loeser & Parks LLP
                              3300 BP America Bldg.
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 621-0150

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 25, 1998
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.  46049910

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         THE WEITZEL FAMILY LIMITED PARTNERSHIP

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                         (a)  [ ]
                                                                                                         (b)  [X]

-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO

-------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                -0-
OWNED BY EACH                       -------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-
                                    -------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            -0-
                                    -------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            33.20%

-------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,211,717 SHARES


-------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                              [ ]

-------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.20%

-------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN

CUSIP No.  46049910

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         ROBERT A. WEITZEL

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                        (a)  [ ]
                                                                                                        (b)  [X]

-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         00

-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                                                     [ ]

-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. AMERICAN

-------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                15.01%
OWNED BY EACH                       -------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            33.20%
                                    -------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            15.01%
                                    -------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            33.20%

-------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,211,717 SHARES


-------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                             [ ]

-------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.21%

-------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN

CUSIP No.  46049910

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         JEANETTE R. WEITZEL

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a)    [ ]
                                                                                                       (b)    [X]

-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         00

-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. AMERICAN

-------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                -0-
OWNED BY EACH                       -------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            33.20%
                                    -------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            -0-
                                    -------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            33.20%

-------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,211,717 SHARES


-------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                              [ ]

-------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.20%

-------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

         This Schedule 13D is filed on behalf of The Weitzel Family Limited Partnership (the "Weitzel FLP") and the general partners of the Weitzel FLP, Robert A. Weitzel and Jeanette R. Weitzel, for the purpose of reporting the acquisition by the Weitzel FLP on November 25, 1998 of 2,211,717 shares of the common stock, no par value per share, of International Total Services, Inc. ("ITS"), which represent 33.20% of the common stock outstanding of ITS (the "Common Shares"). The Common Shares were acquired by the Weitzel FLP as a capital contribution from Robert Weitzel in exchange for limited partnership interests in the Weitzel FLP. Immediately subsequent thereto, Robert Weitzel transferred to Jeanette Weitzel one-half of such limited partnership interests. Robert and Jeanette Weitzel are the sole general and limited partners of the Weitzel FLP (the Weitzel FLP, Robert Weitzel and Jeanette Weitzel are hereinafter collectively referred to as the "Reporting Persons").

         Pursuant to a Limited Partnership Agreement dated as of November 22, 1997 (the "Partnership Agreement"), the purposes of the Weitzel FLP include, among other things, to hold the Common Shares and to exercise all of the rights and powers that a holder of the Common Shares is entitled to exercise, including the right to sell, exchange, dispose of, encumber and vote the Common Shares. The Partnership Agreement was amended by an Amendment of Limited Partnership Agreement which provides that, in the event the Weitzel FLP owns shares of stock in a controlled corporation, as defined in Section 2036 of the Internal Revenue Code of 1986, as amended, the Weitzel FLP is obligated to pass through to the partners, in proportion to their partnership interests, any voting rights that the Weitzel FLP has in the controlled corporation. Because the Weitzel FLP would, as a result of the capital contribution of the Common Shares, own shares in a controlled corporation, the Weitzel FLP is obligated to pass through to the partners the voting rights with respect to the Common Shares.

         Pursuant to the terms of the Partnership Agreement, Robert and Jeanette Weitzel are each deemed to possess the shared voting control represented by the 2,211,717 Common Shares held by the Weitzel FLP. Robert Weitzel, therefore, is deemed to beneficially own in the aggregate 3,211,717 Common Shares (consisting of shared voting power with respect to the 2,211,717 Common Shares owned by the Weitzel FLP plus 1,000,000 Common Shares which Mr. Weitzel individually owns), which in the aggregate represent 48.21% of the Common Shares. Jeanette Weitzel is deemed to beneficially own 2,211,717 Common Shares (consisting of shared voting power with respect to the 2,211,717 Common Shares owned by the Weitzel
FLP), which represent 33.20% of the voting control of the Common Shares. The Weitzel FLP is deemed to beneficially own and to possess the shared power to dispose of 2,211,717 Common Shares, which represent 33.20% of the Common Shares outstanding.

         Pursuant to General Instruction C of Schedule 13D, which requires that the information called for by Items 2-6, inclusive, of Schedule 13D be given with respect to each partner who is denominated as a general partner of a partnership that holds securities of a subject company and who functions as a general partner, the information contained in Items 2-6 has been given with respect to each of the Reporting Persons.

ITEM 1.           SECURITY AND ISSUER.

                  Security:         Common Shares, without par value
                                    (Cusip No. 46049910)

                  Issuer:           International Total Services, Inc.
                                    5005 Rockside Road
                                    Independence, Ohio 44131

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)      NAME

                           The Weitzel FLP is a family limited partnership organized under the laws of the state of Ohio, the general partners of which are Robert A. Weitzel and Jeannette R. Weitzel, each of whom is an individual and citizen of the United States.

                  (b)      RESIDENCE OR BUSINESS ADDRESS

                           The principal business address of Robert Weitzel is:

                           5005 Rockside Road
                           Independence, Ohio 44131

                           The principal business address of each of the Weitzel FLP and Jeanette R. Weitzel is:

                           7450 Main Street
                           Gates Mills, OH 44040

                  (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED.

                           The Weitzel FLP is a family limited partnership that was established for estate planning purposes to hold the Common Shares and to manage and control other investments.

                           Robert Weitzel is the Chief Executive Officer and a Director of ITS, which is in the business of providing security services to airports and corporations. The principal office of ITS is located at 5005 Rockside Road, Independence, OH 44131. Jeanette Weitzel is the spouse of Robert Weitzel and is unemployed.

                  (d) During the last five years, neither Robert Weitzel nor Jeanette Weitzel has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither Robert Weitzel nor Jeanette Weitzel was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      CITIZENSHIP

                           Robert and Jeanette Weitzel are both citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Weitzel FLP has acquired the Common Shares from Robert Weitzel as a capital contribution in exchange for all of the limited partnership interests in the Weitzel FLP.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Weitzel FLP has acquired the Common Shares from Robert Weitzel in order to facilitate estate planning transactions on behalf of Robert and Jeanette Weitzel. The Weitzel FLP intends to hold the Common Shares for investment purposes only and not with the purpose of changing or influencing the control of ITS.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of Common Shares beneficially owned by the Weitzel FLP is 2,211,717 Common Shares, which represents 33.20% of the 6,662,494 Common Shares outstanding as of September 30, 1998, the date of ITS's Form 10-Q filing, the latest public filing by ITS. The aggregate number of Common Shares beneficially owned by Robert Weitzel is 3,211,717 Common Shares, which represents 48.21% of the Common Shares outstanding. The aggregate number of Common Shares beneficially owned by Jeanette Weitzel is 2,211,717 Common Shares, which represents 33.20% of the Common Shares outstanding.

                  (b) With respect to the shares identified in Item 5(a) above, the partners of the Weitzel FLP (Robert and Jeanette Weitzel), each possess the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of the 2,211,717 Common Shares held by the Weitzel FLP. Robert Weitzel, in addition, possesses the sole power to vote and to dispose of 1,000,000 Common Shares. The Weitzel FLP is deemed to have the shared power to dispose of all of the 2,211,717 Common Shares held in the Weitzel FLP, or 33.20% of the Common Shares outstanding.

                  (c)      Not applicable.

                  (d) The general partners of the Weitzel FLP (Robert and Jeanette Weitzel), each possess the shared right on behalf of the Weitzel FLP to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all the securities.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Robert and Jeanette Weitzel are husband and wife who each are deemed to beneficially own 33.20% of the Common Shares through the Weitzel FLP. Robert Weitzel beneficially owns an additional 15.01% of the Common Shares through his individual ownership of 1,000,000 Common Shares, which represent in the aggregate 48.21% of the Common Shares outstanding. As the partners of the Weitzel FLP, Robert and Jeanette Weitzel each possess the shared power to vote and to dispose of the Common Shares. There is no contract, arrangement or understanding between Robert and Jeanette Weitzel with respect to the voting or acquisition of the Common Shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT A -   Limited Partnership Agreement between  Robert A.
                                Weitzel and Jeanette R. Weitzel, dated as of November 22, 1997.

                  EXHIBIT B -   Amendment of Limited Partnership Agreement
                                between Robert A. Weitzel and Jeanette R.
                                Weitzel.

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: December 4, 1998



                                           /s/ Robert A. Weitzel
                                      -----------------------------------------
                                           Robert A. Weitzel, an individual

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: December 3, 1998



                                        /s/ Jeanette R. Weitzel
                                   --------------------------------------------
                                        Jeanette R. Weitzel, an individual

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: December 4, 1998




                                    THE WEITZEL FAMILY LIMITED PARTNERSHIP


                                    By:     Robert A. Weitzel, General Partner

                                            /s/ Robert A. Weitzel
                                            ------------------------------------
                                            Robert A. Weitzel


                                    By:     Jeanette R. Weitzel, General Partner

                                            /s/ Jeanette R. Weitzel
                                            ---------------------------------
                                            Jeanette R. Weitzel

                                                                       Exhibit A

                          LIMITED PARTNERSHIP AGREEMENT
                          -----------------------------





         On this _________________day of_________________, 1997, ROBERT A.
WEITZEL and JEANETTE R. WEITZEL (the "Partners"), agreed to form this limited partnership.


                                    RECITALS:

A. The Partners desire to enter into an agreement (the "Agreement") to establish a limited partnership (the "Partnership") to own family property and transact family business;

B. The Partners desire to share in the risks, benefits, profits and losses of the Partnership's activities.

                                   SECTION I
                                      NAME

         The Partnership's name is THE WEITZEL FAMILY LIMITED PARTNERSHIP.

                                   SECTION 2
                            PLACE OF BUSINESS, ETC.

         2.1. PLACE OF BUSINESS. The Partnership's principal place of business is at 7450 Main Street, Gates Mills, Ohio 44040, although the General Partners may change the Partnership's principal place of business to another location and add additional places of business.

         2.2. AGENT. The Partnership's agent for service of process shall be JAMES P. FARMER, JR. at 629 Euclid Avenue, Suite 1525, Cleveland, Ohio 44114. All records that the Partnership is required to keep at a specified office shall be kept at the Partnership's principal place of business.

                                   SECTION 3
                                    PURPOSES

         3.1 BUSINESS PURPOSES. The purposes of the Partnership are the following:

                  3.1.1 To purchase, subscribe for, invest in, acquire, hold, encumber, sell, exchange, transfer, and otherwise dispose of shares of the capital stock of International Total Services, Inc. ("ITS");

                  3.1.2 To exercise all of the rights and powers that a holder of ITS stock is entitled to exercise, including, but not limited to, the right to sell, exchange or otherwise dispose of, encumber and vote the ITS stock;

                  3.1.3 To manage and control investments in other partnerships, businesses, and entities, whether in the form of debt, equity, or otherwise; and to hold, buy, sell, lease, pledge, mortgage, and otherwise deal in or dispose of those investments or similar interests;

                  3.1.4 To invest in stocks, bonds, securities, annuities, real estate and other similar interests, including, without limitation, purchasing, selling, and dealing in stocks, bonds, notes, and evidence of indebtedness of any person, firm, enterprise, corporation, or association, domestic or foreign, and bonds and any other obligations of any government, state or municipality, school district or any political subdivision thereof, domestic or foreign, and bills of exchange and commercial paper, and any and all other securities of any kind, nature or description whatsoever; to form, organize, capitalize, and invest in, along or jointly with others, and to sell or otherwise dispose of the same to others, and to form corporations, partnerships, joint ventures, limited liability companies, trusts, and other business entities, and in general, without limitation of the foregoing, to conduct such activities as are usual and customary in connection with stocks, bonds, real estate securities, and other investments in corporations, partnerships, joint ventures, limited liability companies, trusts, and other business entities; and

                  3.1.5 To transact or engage in any other business that may be lawfully conducted in partnership form.

                                   SECTION 4
                                      TERM

        The Partnership begins on the date of this Agreement and ends on the date thirty (30) years later, unless terminated earlier or later extended.



                                   SECTION 5
                       CAPITAL AND PARTNERSHIP INTERESTS

         5.1. PARTNERSHIP INTERESTS. Each Partner's percentage of Partnership Interest and each Partner's percentage of the total Partnership Capital Accounts shall be indicated on Schedule A attached to this Agreement and made a part hereof.

         5.2. ADDITIONS. Any General Partner who has a deficit balance in his or her Capital Account when his or her Partnership Interest is liquidated must contribute to the Partnership capital enough cash to restore that General Partner's Capital Account balance to zero. This contribution shall be made by the end of such taxable year or, if later, within ninety (90) days following the date of that liquidation. Otherwise, a Partner shall not be compelled to make any additional capital contributions.

         5.3. ADJUSTMENTS. Each Partner's Capital Account shall be adjusted as necessary to reflect the economic conditions of the Partners and their Partnership Interests. These adjustments shall include, but are not limited to, the following:

                  5.3.1. Adjustments to reflect each Partner's distributive share of Partnership profits and losses, including capital gains and losses, and tax-exempt income;

                  5.3.2. Adjustments to reflect each Partner's additional contributions to the Partnership;

                  5.3.3. Adjustments to reflect distributions made by the Partnership to each Partner;

                  5.3.4. Tax-Sensitive Adjustments (as defined below).

         5.4. LOANS. A Partner's loans to the Partnership shall not be added to his or her Capital Account.

         5.5. AMOUNT OF CONTRIBUTIONS. The amount of a Partner's contributions of property to the Partnership and of the Partnership's distributions of property to a Partner, shall be reflected in the Partner's Capital Account at the fair market value of the property on the date of the contribution or distribution, reduced by any liabilities secured by that property, if those liabilities are treated under applicable federal income tax laws as being assumed by or taken subject to by the transferee.

         5.6. NO INTEREST PAID. A Partner shall receive no interest on his or her capital contributions or Partnership Interest.

         5.7. WITHDRAWALS. A Partner may withdraw his or her Capital Account only as expressly authorized in this instrument. For sixty (60) calendar days immediately following any gratuitous addition to a Partner's Capital Account, the Partner whose Capital Account is increased (a "Donee Partner"), shall have the right to withdraw an amount equal to such increase, subject to the following limitations:

                  5.7.1. This power can be exercised by a written request delivered to the General Partners. The request may be made on behalf of a Donee Partner who is unable to exercise this withdrawal power because of a legal disability (including minority), by a legally authorized guardian or other personal representative. If there is no then serving personal representative, the General Partners shall appoint an appropriate adult individual to act for the disabled Donee Partner in this matter.

                  5.7.2. The General Partners must reasonably notify the person who would exercise these powers of the existence of the powers, and the existence and amount of the gratuitous addition to the Partnership's capital.

                  5.7.3. The maximum amount that a Donee Partner may withdraw with respect to all gratuitous increases in his or her Capital Account made by the same donor in the same calendar year shall be the lesser of the total amount of the increase in his or her Capital Account and the amount of the federal gift tax annual exclusion in effect on the date of the earliest of such contributions.


                                   SECTION 6
                         PROFITS, LOSSES, AND CASH-FLOW

         6.1.  PROFITS AND LOSSES.

                  6.1.1. The Partnership's net profits and losses (and each item of income, deduction, gain, loss, and credit that makes up net profits and losses) shall be computed in accordance with generally accepted accounting principles, consistently applied, and shall be allocated among the Partners solely according to their respective Capital Accounts.

                  6.1.2. Notwithstanding the general rule just stated, income, gain, loss, and deductions with respect to property contributed to the Partnership by a Partner shall be shared among the Partners so as to take account of any variation between the basis and the fair market value of the contributed property at the time of the contribution, in accordance with any applicable U.S. Treasury regulations.

                  6.1.3. There shall be an "Income Offset," under which net losses that would otherwise be allocated to a Limited Partner and that would cause the Limited Partner's Capital Account to be in a deficit shall instead be allocated to the General Partner. After such an allocation of net losses, net profits shall be allocated to the General Partners, until the General Partners shall have received an allocation of net profits equal to the aggregate allocation of net losses allocated under this paragraph.

         6.2. ASSIGNMENT OR DEATH. When a Partner dies, retires, is expelled, or assigns his or her Partnership Interest, profits and losses shall be allocated based on the number of days in that year during which each Partner owned a Partnership Interest, or on any other reasonable basis selected by the General Partners, as long as it is consistent with applicable United States tax laws and regulations.

         6.3. CASH FLOW. The General Partners shall cause the Partnership to distribute its Net Cash Flow annually, in proportion to Partnership Capital Accounts.

                                   SECTION 7
                                   MANAGEMENT

         7.1. GENERAL PARTNERS. The General Partners shall have the full and exclusive power on the Partnership's behalf to manage its business and affairs and to do or cause to be done anything deemed necessary or appropriate for the Partnership's business. This authority includes, but is not limited to, the following:

                  7.1.1. The General Partners may sell, assign, transfer or otherwise encumber the Partnership's real or personal property assets to any person, giving any warranties or assurances deemed appropriate;

                  7.1.2. The General Partners may buy, lease, or otherwise acquire real or personal property to carry on and conduct the Partnership's business;

                  7.1.3. The General Partners may borrow money for the Partnership's business;

                  7.1.4. The General Partners may issue promissory notes and other debt instruments (negotiable or nonnegotiable), in any amounts and secured by any encumbrance on all or any part of the Partnership's assets;

                  7.1.5. The General Partners may assign any debts owing to the Partnership;

                  7.1.6. The General Partners may engage in any other means of financing;

                  7.1.7. The General Partners may enter into any agreement for sharing of profits and any joint venture agreement with any person or entity engaging in any business or venture in which this Partnership may engage;

                  7.1.8. The General Partners may manage, administer, conserve, improve, develop, operate, lease, utilize, and defend the Partnership's assets, directly or through third parties;

                  7.1.9. The General Partners may execute any type of agreement or instrument in connection with any other Partnership power,

                  7.1.10. The General Partners may employ all types of agents and employees (including lawyers and accountants), even if they are related by blood, marriage, or business relationship with the General Partners, and to pay them reasonable compensation and reimburse them for reasonable expenses incurred on behalf of the Partnership;


                                      -5-

                  7.1.11. The General Partners may buy or otherwise obtain the use of any type of equipment or other property that may be convenient or advisable in connection with any Partnership business;

                  7.1.12. The General Partners may incur any reasonable expense for travel, telephone, telegraph, insurance, taxes, and such other things, in carrying on the Partnership's business;

                  7.1.13. The General Partners may sue and be sued, complain and defend in the Partnership's name of and on its behalf; and

                  7.1.14. The General Partners may quitclaim, release or abandon any Partnership assets with or without consideration.

         7.2. MULTIPLE GENERAL PARTNERS. If there are multiple General Partners they shall act by a majority in interest of the General Partners.

         7.3. COMPENSATION. Any General Partner shall be entitled to receive reasonable compensation for management of the Partnership.

         7.4. EXPENSES. All reasonable expenses incurred by the General Partners in managing and conducting the Partnership's business, including (but not limited to) overhead, administrative and travel expenses, and such professional, technical, and other services, shall be reimbursed by the Partnership.

         7.5. LIMITED PARTNERS. A Limited Partner (other than one who is also a General Partner) shall take no part in the management of the Partnership. No limited partner shall have any power to transact any partnership business or to act for or bind the partnership in any respect, and no limited partner as such shall be personally liable for any part of the partnership's debts or other obligations.

         7.6. TAX MATTERS PARTNER. ROBERT A. WEITZEL shall be the tax matters partner and, as such, shall be solely responsible for representing the Partnership in all dealings with the U.S. Internal Revenue Service and any state, local, and any foreign tax authorities. The Tax Matters partner shall keep the other Partners reasonably informed of any Partnership dealings with any tax agency.

                                   SECTION 8
                              FINANCIAL STATEMENTS

         Within a reasonable period after the close of each fiscal year, the General Partners shall, at the Partnership's expense, give a written report to each Partner who requests it, indicating that Partner's share of the Partnership income or loss and any changes in that Partner's Capital


                                      -6-

Account. This may be satisfied by giving each Partner a copy of any tax form which includes such information.

                                   SECTION 9
                                    BANKING

         All Partnership funds shall be deposited in its name in such accounts as the General Partners may designate. The General Partners may authorize other persons to draw checks on Partnership bank accounts, but such authority must be in writing. Each bank in which a Partnership account is maintained is relieved of any responsibility to inquire into a Partner's authority to deal with such funds, and is absolved of all liability with respect to withdrawals from such Partnership accounts by any person duly authorized by the General Partners.


                                   SECTION 10
                       TRANSFER OF PARTNERSHIP INTERESTS

         10.1. LIMITS ON TRANSFER. A Partner shall not Transfer any Partnership Interest except in accordance with the terms of this section or with the prior written consent of all of the other Partners. An attempted Transfer of Partnership Interest not in accordance with the terms of this section shall not be valid and shall not be reflected on the Partnership's books.

         10.2. RIGHT OF FIRST REFUSAL. A Partner who wishes to Transfer any Partnership Interest, or who has reason to believe that an involuntary Transfer or a Transfer by operation of law is reasonably foreseeable (an "Offering Partner," defined below), shall first give each other Partner written notice of the intent to Transfer such Partnership Interest (the "Offered Interest," defined below) or of the knowledge that an Involuntary Transfer or Transfer by operation of law is reasonably foreseeable. This notice must contain a description of the portion of Partnership Interest to be Transferred, the consideration (if any) to be paid, the terms of Transfer and of the payment of consideration (including, but not limited to, the relative percentages of cash and debt, and the terms of any debt instruments), and the name, address (both home and office), and business or occupation of the person to whom the Partnership Interest would be transferred, a signed copy of any offer to purchase, and any other facts which are or would reasonably be deemed material to the proposed Transfer.

                  10.2.1. Upon the receipt of such notice, each other Partner shall have a right to buy that share of the Offered Interest having the same proportion to all of the Offering Partner's Partnership Interest as the buying Partner's Partnership Interest bears to the Partnership Interests of all Partners (except the Transferring Partner).

                  10.2.2. Each Partner may exercise this purchase option by giving the Offering Partner written notice within thirty calendar days after receipt of the latter's notice.

                  10.2.3. If any Partner elects not to exercise his or her purchase option, the remaining Partners shall have the right, in proportion to each Partner's Partnership Interest, to purchase the Offered Interest. Such right shall be exercised within sixty calendar days after receipt of the notice provided for in Section 10.2.

                  10.2.4. If the Partners, individually or collectively, do not agree to buy all of the Offered Interest, the Offering Partner may complete the intended Transfer. If this Transfer is not completed within thirty calendar days after expiration of the option period, any attempted Transfer shall be deemed pursuant to a new offer and this section shall again apply.

         10.3. PURCHASE PRICE. The purchase price that the Partners must pay for the Offered Interest under this section shall be the same as those of any proposed Transfer if the proposed Transfer for which notice was given is to be made for any valuable consideration in money or money's worth of property. Otherwise, the purchase price that the Partners must pay for the Offered Interest under this section shall be the fair market value of the Offered Interest. The fair market value of a Partnership Interest shall be determined by an independent appraisal performed by a professional appraiser selected by the General Partners, whose decision in this matter shall be conclusive.

         10.4. PURCHASE TERMS. One-quarter of the purchase price shall be paid in cash or by good personal check at the closing for the sale of such Partnership Interest, and the balance shall be paid in twenty equal quarterly principal payments beginning three months after the date of such closing. Simple interest shall be added to each installment, computed against the outstanding principal balance at the Applicable Federal Rate determined for federal income tax purposes on the date of the closing. The buyer shall give the Offering Partner a promissory note with cognovit provisions as evidence of this debt, and the buyer may prepay all or any part of the principal balance of the note at any time without penalty or premium.

         10.5. THE CLOSING. The purchase of a Partnership Interest under this section shall take place at a closing to be held not later than the tenth day after the earlier of the date on which the Partners' purchase options all have expired, or the earliest date on which the Partners in the aggregate exercise their purchase options, if any, to buy all of the offered Partnership Interest. The closing shall be held during normal business hours at the Partnership's principal business office, or at any other place to which the parties agree.

                  10.5.1. If the Offering Partner is not present at the closing, then the buyer shall deposit the purchase price by check, note, or both, as this section requires, with any state or federally chartered bank with which the Partnership has an account, as escrow agent, to be paid to the Offering Partner as soon as is reasonably practicable, less an appropriate fee to the Partnership (not to exceed one thousand dollars) to cover additional administrative costs, and the Partnership shall adjust its books to reflect the transfer of these Partnership Interests.




                                      -8-

         10.6. CONDITION PRECEDENT TO ADMISSION OF SUBSTITUTE PARTNER. No person to whom a Partnership Interest is properly transferred shall be substituted as a new Partner in place of the Offering Partner until:

                  10.6.1. He or she agrees in writing to assume all of the obligations and undertakings of the Offering Partner under this Agreement;

                  10.6.2. He or she pays the Partnership a fee not to exceed one thousand dollars to cover costs of preparing, executing and recording all pertinent documents; and

                  10.6.3. He or she is elected a Partner by a unanimous vote of the other Partners.

                                   SECTION 11
                                   AMENDMENTS

         This Agreement shall be amended automatically to reflect any valid Transfers of Partnership Interests. Otherwise, this Agreement shall be amended only with the unanimous consent of the Partners.

                                   SECTION 12
                 ADMISSION, EXPULSION, ETC. OF LIMITED PARTNERS

         12.1. ADMISSION. A person may be admitted as an additional Limited Partner by the decision of the General Partners, if the new Limited Partner consents in writing to be bound by this Agreement.

         12.2. EXPULSION. Any Limited Partner may be expelled from the Partnership on the unanimous decision of the other Partners. However, the Partnership must pay an expelled Partner an amount equal to the fair market value of the expelled Partner's Partnership Interest. The fair market value of an expelled Partner's Partnership Interest shall be determined by an independent appraisal performed by a professional appraiser selected by the General Partners whose decision in this matter shall be conclusive.

           12.3. LIMITED PARTNER'S DEATH, ETC. A Limited Partner's death, adjudication of insanity or incompetence shall not dissolve the Partnership. Instead, the personal representative of the deceased Limited Partner's estate, or the legal representative of an incompetent or insane Limited Partner, shall have the same rights and be subject to the same limitations as the Limited Partner that they represent.

                                   SECTION 13
                                   DISSOLUTION

         13.1. CAUSES. The Partnership shall be dissolved upon the expiration of its stated term, the written determination of all of the Partners, or the death or withdrawal of the last of the General Partners.

         13.2. CONTINUATION. If, within one hundred twenty (120) days from the death or withdrawal of the last of the General Partners, the other Partners elect to continue the Partnership, then:

                  13.2.1. The Partnership shall not be dissolved and it shall continue under this Agreement; and

                  13.2.2. The Limited Partners shall elect a new General Partner (and the Agreement and certificate shall be amended); and

                  13.2.3. The Partnership Interest of any deceased General Partner shall be converted into a Limited Partnership Interest, and the former General Partner's successors or assigns shall become Limited Partners.

         13.3. UPON DISSOLUTION. Upon its dissolution, the Partnership will terminate and immediately commence to wind up its affairs. The Partners shall continue to share in profits and losses during liquidation as they did before dissolution. The Partnership's assets may be sold, if a price deemed reasonable by the General Partners can be obtained. The proceeds from liquidation of Partnership assets shall be applied as follows:

                  13.3.1. First, all of the Partnership's debts and liabilities to persons other than Partners shall be paid and discharged in the order of priority as provided by law,

                  13.3.2. Second, all debts and liabilities to Partners shall be paid and discharged in the order of priority as provided by law,

                  13.3.3. Third, all remaining assets shall be distributed proportionately among the Partners based on their respective positive Capital Accounts.

         13.4. GAIN OR LOSS. Any gain or loss on the disposition of Partnership properties in the process of liquidation shall be credited or charged to the Partners in proportion to their positive Capital Accounts; except that gain or loss with respect to property contributed to the Partnership by a Partner shall be shared among the Partners so as to take account of any variation between the basis of the property so contributed and its fair market value at the time of contribution, in accordance with any applicable U.S. Treasury regulations. Any property distributed in kind in the liquidation shall be valued and treated as though it were sold and the cash proceeds distributed. The difference between the value of property distributed in kind and its book value shall be treated as a gain or loss on the sale of property and shall be credited or charged to the Partners accordingly.

         13.5. PARTNERSHIP ASSETS SOLE SOURCE. The Partners shall look solely to the Partnership Assets for the payment of any debts or liabilities owed by the Partnership to the Partners and for the return of their capital contributions and liquidation amounts. If the Partnership property remaining after the payment or discharge of all of its debts and liabilities to persons other than Partners is insufficient to return the Partners' capital contributions, they shall have no recourse therefor against the Partnership or any other Partners, except to the extent that such other Partners may have outstanding debts or obligations owing to the Partnership.

                                   SECTION 14
                               POWER OF ATTORNEY

         14.1. GENERAL. Each Limited Partner names the General Partners as the Limited Partner's attorney-in-fact, and gives the General Partners full power and authority, in the place of the Limited Partner, to file and record any written instruments that are necessary or appropriate to: (a) amend the certificate of Partnership; (b) satisfy requirements of the laws of any state in which the Partnership is doing business; (c) continue the Partnership, admit additional or substituted Partners, dissolve or terminate the Partnership or any interest in it; (d) obtain or settle any loan; and (e) transfer any Partnership assets.

         14.2.  POWER WITH AN INTEREST. The power of attorney granted under this
Section 14.1: (a) is coupled with an interest; (b) is irrevocable, and survives the Limited Partner's incompetency; (c) may be exercised by the General
Partners by a facsimile signature or by listing all of the Limited Partners with the signatures of the General Partners as the attorney-in-fact for all of them; and (d) survives the assignment of a Limited Partner's interest, and empowers the General Partners to act to the same extent for any successor Limited Partner.

                                   SECTION 15
                                 MISCELLANEOUS

         15.1. NOTICES. Any notice under this Agreement shall be given and served either by personal delivery to the party to whom it is directed, or by registered or certified mail, postage and charges prepaid, and if it is sent to a Partner, addressed with his or her address as it appears on the records of the Partnership.

                  15.1.1. Any notice shall be deemed given when it is personally delivered, or, if mailed, on the date it is postmarked by the United States Postal Service, if it was addressed as required in this section.

                  15.1.2. Any Partner may change his or her address for purposes of this Agreement by written notice to the General Partners, stating his or her new address. A change of address shall be effective fifteen days after the notice is received by the General Partners.

         15.2. NON-WAIVER. Any party's failure to seek redress for violation of or to insist upon the strict performance of any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

         15.3. SEVERABILITY. Every provision of this Agreement is intended to be severable. If any term or provision hereof is invalid for any reason whatsoever, its invalidity shall not affect the validity of the remainder of the Agreement.

         15.4. GOOD FAITH. The doing of any act or the failure to do any act by a Partner or the Partnership, the effect of which causes any loss or damage to the Partnership, shall not subject such Partner or the Partnership to any liability, if done pursuant to advice of the Partnership's legal counsel or in good faith to promote the Partnership's best interests.

         15.5. GOVERNING LAW. This Agreement is to be construed according to the laws of the state of Ohio.

         15.6. CUMULATIVE RIGHTS. The rights and remedies provided in this Agreement are cumulative and the use of any right or remedy does not limit a party's right to use any or all other remedies. All rights and remedies in this Agreement are in addition to any other legal rights the parties may have.

         15.7. OTHER ACTIVITIES. Every Partner may engage in whatever activities he or she chooses without any obligation to offer any interest in such activities to any party hereof.

         15.8. CONFIDENTIALITY. No Partner may, without the General Partners' express written consent, divulge to others any information not already known to the public pertinent to the services, clients, customers or operations of the Partnership, whether before or after the Partnership's dissolution.

         15.9. COUNTERPARTS. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had all signed the same document. All counterparts shall be construed together and shall constitute one agreement.

         15.10. WAIVER OF PARTITION. Each Partner waives any right to maintain any action for partition with respect to the Partnership's property or assets during the Partnership's term.

         15.11. BINDING TERMS. The terms of this Agreement are binding upon and inure to the benefit of the parties and, to the extent permitted by this Agreement, their heirs, executors, administrators, legal representatives, successors and assigns.

         15.12. PERSONAL PROPERTY. The interests of each Partner in the Partnership are personal property.

         15.13. GENDER AND NUMBER. Unless the context requires otherwise, the use of a masculine pronoun includes the feminine and the neuter, and vice versa, and the use of the singular includes the plural, and vice versa.

                                   SECTION 16
                                  DEFINITIONS

         16.1. AGREEMENT. The "Agreement" is THE WEITZEL FAMILY LIMITED PARTNERSHIP AGREEMENT, as amended from time to time. The Agreement shall include all schedules, as they may be amended from time to time.

         16.2. CERTIFICATE. The "Certificate" is the certificate of limited partnership filed on behalf of THE WEITZEL FAMILY LIMITED PARTNERSHIP, as may be amended from time to time.

         16.3. Days. "Day" or "days" refers to a calendar day, including any days which fall on legal holidays or weekends.

         16.4. GENERAL PARTNERS. The "General Partner" and "General Partners" shall refer to ROBERT A. WEITZEL, JEANETTE R. WEITZEL and any additional or successor General Partners.

         16.5. INCOME OFFSET. The "Income Offset" shall be synonymous with and interpreted consistently with the "qualified income offset" defined in U.S. Treasury regulations sec. 1.704-l(b)(2)(ii)(d), as amended.

         16.6. LIMITED PARTNERS. The "Limited Partner" and "Limited Partners" shall refer to ROBERT A. WEITZEL, JEANETTE R. WEITZEL, and any persons who later become Limited Partners.

         16.7. NET CASH FLOW. Net cash flow is the Partnership's total net income, computed for federal income tax purposes, increased by any depreciation or depletion deductions taken into account in computing taxable income and any nontaxable income or receipts (other than capital contributions and the proceeds of any Partnership borrowing); and reduced by any principal payments on any Partnership debts, expenditures to acquire or improve Partnership assets, any proceeds from the sale or exchange of Partnership assets, and such reasonable reserves and additions thereto as the General Partners shall determine to be advisable and in the best interests of the Partnership, having due regard to the interests of the Limited Partners.

         16.8. PARTNERS. The "Partners" or a "Partner," when used without the words "General" or "Limited," shall refer to both the General and Limited Partners.

         16.9. PARTNERSHIP. The "Partnership" is the WEITZEL FAMILY LIMITED PARTNERSHIP.

         16.10. PARTNERSHIP CAPITAL. The "Partnership Capital" is the total of the Partner's' capital contributions.

         16.11. PARTNERSHIP INTERESTS. The "Partnership Interests" are the relative interests of the individual Partners in the Partnership, as indicated on a Schedule to the Agreement.

         16.12. TAX SENSITIVE ADJUSTMENTS. The "Tax Sensitive Adjustments" are all adjustments to a Partner's Capital Account that are not specifically required under the terms of this Agreement, but that are required by U.S. Treasury regulations sec. 1.704-1(b)(2)(iv) ("Maintenance of Capital Accounts"), as amended. These adjustments shall be made annually, unless these regulations require a more frequent adjustment.

         16.13. TRANSFER. A "Transfer" of a partnership interest includes any sale, pledging, encumbering, giving, bequeathing, or other transferring or disposing of, or permitting to be sold, encumbered, attached, or otherwise disposed of or have ownership changed in any manner, whether voluntarily, involuntarily, or by operation of law. "Transfer" shall not include any assignment of any Partnership Interest to another Partner or to any trust that is entirely revocable by the assignor, but such trust shall be treated as the agent of the assignor, and any subsequent disposition of such Partnership Interest by such trust shall be deemed to have been made by the trust's settlor or grantor.

         AGREED on the date indicated above.



_______________________________             ____________________________________
Robert A. Weitzel                            Jeanette R. Weitzel
     General and Limited Partner                    General and Limited Partner



                                                    SCHEDULE A


      NAME OF                                                                               INITIAL
      PARTNER               LTD. OR GENERAL           ADDRESS                             CONTRIBUTION            % INTEREST
      -------               ---------------           -------                             ------------            ----------

    Robert A. Weitzel             General             7450 Main Street
                                  Limited             Gates Mills, Ohio 44040





    Jeanette R. Weitzel           General             7450 Main Street
                                  Limited             Gates Mills, Ohio 44040

                                                                      Exhibit B



                   AMENDMENT OF LIMITED PARTNERSHIP AGREEMENT

         WHEREAS, on the 22nd day of November, 1997, ROBERT A. WEITZEL and JEANETTE R. WEITZEL (the "Partners") entered into a Limited Partnership Agreement; and

         WHEREAS, the Limited Partnership Agreement is in full force and effect as of the date hereof and ROBERT A. WEITZEL and JEANETTE R. WEITZEL constitute all of the general and limited partners; and

         WHEREAS, by the terms of the Limited Partnership Agreement such Agreement may be amended from time to time; and

         WHEREAS, the Partners now desire to so amend and modify the Limited Partnership Agreement.

         NOW, THEREFORE, the Weitzel Family Limited Partnership Agreement is amended as follows:

         I.       The following shall be added as new subsection 7.7:

                  7.7 CONTROLLED CORPORATION. Notwithstanding the provisions of subsection 7.1, if the Partnership owns Shares of Stock in a controlled corporation, then any voting rights the Partnership may have with respect to its ownership of such Share of Stock shall be passed through to the Partners in proportion to their Partnership Interest. The General Partners shall promptly notify Partners of the existence of any issue pertaining to a Controlled Corporation in which the Partners would be entitled to exercise their Voting Rights. If any Partner fails to timely direct the General Partners as the manner in which the Partner's Voting Rights are to be exercised, then the General Partners may exercise that Partner's Voting Rights.

         2. The Following definitions are to be added to Section 16.1 and new subsections 16.14 and 16.15:

                  16.14 CONTROLLED CORPORATION. "Controlled Corporation" shall mean any corporation in which the General Partners, alone or with others, own sufficient Shares of Stock or possesses sufficient Voting Rights so as to be deemed a controlled corporation as defined in Section 2036 of the Internal Revenue code of 1986, as amended.

                  16.15 SHARES OF STOCK. "Shares of Stock" shall mean shares of common or preferred stock, options, warrants, other equity interest or proxies or rights under a voting trust.

         IN WITNESS WHEREOF, ROBERT A. WEITZEL AND JEANETTE R. WEITZEL have executed this Amendment of Limited Partnership Agreement this ______ day of ____________________, 1998.

                                       ___________________________________
                                       ROBERT A. WEITZEL
                                       General and Limited Partner


                                       ____________________________________
                                       JEANETTE R. WEITZEL
                                       General and Limited Partner








                                      -2-


                                 Page 29 of 29